Exhibit 99.1

For Immediate Release

NOVADAQ Reports 2013 Fourth Quarter and Full Year Financial Results

Toronto, Ontario — February 6, 2014 – Novadaq® Technologies Inc. (“NOVADAQ” or the “Company”) (NASDAQ: NVDQ, TSX: NDQ), the leading developer and provider of clinically relevant imaging solutions for use in surgical and diagnostic procedures, today announced fourth quarter and full-year 2013 financial results. Unless otherwise indicated, all dollar amounts in this press release are expressed in United States (U.S.) dollars.

NOVADAQ reported total revenues for the fourth quarter and full year 2013 of $10.7 million and $35.0 million, respectively, representing increases of 57% and 52% as compared to the same periods in 2012. Growth was driven by increases in the number of patients treated using NOVADAQ’s fluorescence imaging technologies, and increases in capital sales of our devices.

Fourth quarter and full year 2013 SPY technology revenues were $10.0 million and $31.6 million, respectively, representing increases of 71% and 64% compared to the same periods in 2012. Fourth quarter SPY technology recurring revenues increased by 37% to $4.1 million compared to $3.0 million reported in Q4-2012.

Fourth quarter gross profit of $6.7 million (63% margin), represents an increase of 48% compared with $4.6 million (67% margin), in Q4-2012, and an increase of 17% compared with $5.7 million (65% margin) in Q3-2013.

Fourth quarter of 2013 operating burn (cash burn by operating activities before changes in working capital) was $1.4 million compared with an operating contribution of $1.1 million in the fourth quarter of 2012. During the fourth quarter, working capital consumed $0.7 million, and $1.8 million was invested in fixed assets, the majority of which related to building the SPY technology systems installed bases.

Net loss of $2.7 million for the fourth quarter of 2013 increased by $5.8 million compared with the $3.1 million net profit in fourth quarter 2012. Fourth quarter 2013 loss per share was $0.05. Excluding the impact of non-cash $0.4 million warrants revaluation gain in fourth quarter 2013, loss per share was $0.06.

Cash and cash equivalents were $182.3 million at December 31, 2013, reflecting an increase of $95.4 million, compared to the cash position as of September 30, 2013. On October 29, 2013, NOVADAQ closed the sale of 6,250,000 common shares on a bought deal basis, at a price to the public of $16.75 per common share. After the underwriting commissions and other offering expenses, NOVADAQ received net proceeds of approximately US$99.6 million.

NOVADAQ shipped 143 SPY Fluorescence technology imaging systems during the fourth quarter of 2013. The combined installed base of SPY Fluorescence technology increased by 157 systems and now exceeds 1,200 systems. NOVADAQ estimates that its imaging systems were used in more than 6,400 procedures during the quarter.

“Key accomplishments for NOVADAQ in 2013 included the launch of two new imaging systems, PINPOINT and LUNA, the building of our direct U.S. sales team, and the appointment of a highly capable network of distributors in the Asian markets”, said Dr. Arun Menawat, NOVADAQ’s President and CEO. “Additionally, several clinical studies were presented during the year which confirmed that the use of NOVADAQ’s imaging technologies results in significant clinical benefit in our two lead applications, breast reconstruction and colorectal surgery. We also identified new applications for our imaging systems including lymph node mapping, bile duct imaging during cholecystectomy, and visualization of endometriotic lesions during gynecological surgery. Clinical validation studies are currently underway and we expect initial findings to become available later this year.”

Conference Call

NOVADAQ is pleased to invite all interested parties to participate in a conference call today, Thursday, February 6, 2014, at 8:30 a.m. Eastern Time during which the results will be discussed.

Those wishing to access the live conference call by telephone should dial 1-877-407-8031 (within Canada and the United States) or 1-201-689-8031 (international callers) several minutes prior to the beginning of the call. A telephonic replay of the conference call will be made available until midnight on March 6, 2014 and can be accessed by dialing 1-877-660-6853 (within Canada and the United States) or 1-201-612-7415 (international callers) and entering the conference identification number 13575239 when prompted.

The call will be archived for 90 days on the Company’s website at www.novadaq.com under the “Events” tab in the Investors section. In addition, a replay of the call will be available for download to a portable audio player or computer, as an MP3 or podcast file, at the same location on NOVADAQ’s website.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ’s global mission. SPY® fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 80 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA™ is used to assess perfusion in patients being treated for non-healing wounds. In August 2013, NOVADAQ acquired the surgical scintigraphy imaging technology, which is being developed for perioperative imaging of sentinel lymph nodes and tumor margins. NOVADAQ’s unique business model of partnering with market-leading companies to drive adoption of our imaging technology, while building our own commercial infrastructure, is the cornerstone of our corporate strategy for growth.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

1-905-629-3822 ext: 218

dmartin@novadaq.com

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars, except common shares outstanding)

	As at December 31, 2013	As at December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	$182,329,782	$38,954,181
Accounts receivable	8,502,095	4,056,954
Prepaid expenses and other assets	1,032,431	852,674
Inventories	3,845,695	1,713,577

Non-current assets
Property and equipment, net	13,360,833	10,717,661
Deferred tax assets	—	170,442
Intangible assets, net	3,303,647	1,121,808

Total Assets	$212,374,483	$57,587,297

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$7,123,563	$3,407,329
Provisions	187,080	85,260
Deferred revenue	380,325	637,864
Deferred partnership fee revenue	1,300,000	1,300,000
Repayable government assistance	17,587	203,148

Non-current liabilities
Deferred tax liabilities	—	170,442
Convertible debentures	—	4,656,746
Deferred revenue	193,626	144,204
Deferred partnership fee revenue	1,991,666	3,291,666
Repayable government assistance	—	17,946
Shareholder warrants	26,065,994	13,002,930

Total Liabilities	$37,259,841	$26,917,535

Shareholders’ Equity
Share capital	$307,103,074	$139,946,563
Contributed surplus	8,953,041	7,908,224
Equity component of convertible debentures	—	1,454,353
Deficit	(140,941,473)	(118,639,378)

Total Shareholders’ Equity	$175,114,642	$30,669,762

Total Liabilities and Shareholders’ Equity	$212,374,483	$57,587,297

Total number of common shares outstanding	54,894,038	40,226,243

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED

(expressed in U.S. dollars, except per share amounts)

	For the three months ended		For the twelve months ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Product sales	$9,643,337	$5,770,240	$31,019,451	$19,037,096
Royalty revenue	616,460	545,523	1,889,404	1,849,668
Partnership fee revenue	325,000	325,000	1,300,000	1,300,000
Service revenue	163,555	204,918	811,683	802,296

Total revenues	10,748,352	6,845,681	35,020,538	22,989,060
Cost of sales	4,003,560	2,281,116	12,932,695	8,537,408

Gross profit	6,744,792	4,564,565	22,087,843	14,451,652

Selling and distribution expenses	4,863,437	1,357,015	14,060,861	4,926,376
Research and development expenses	2,281,978	1,640,963	7,974,455	5,958,499
Administrative expenses	2,865,881	1,601,586	7,233,570	6,573,484
Write-down of equipment	—	—	25,488	—
Write-down of inventory	—	—	31,285	57,540

Total operating expenses	10,011,296	4,599,564	29,325,659	17,515,899

Loss from operations	(3,266,504)	(34,999)	(7,237,816)	(3,064,247)

Finance costs	(3,189)	(180,405)	(182,896)	(707,500)
Finance income	42,262	20,969	109,089	61,798
Warrants revaluation adjustment	444,995	3,389,066	(15,015,472)	(8,558,323)
Gain on investment	—	—	25,000	25,000

Loss from operations before income taxes	(2,782,436)	3,194,631	(22,302,095)	(12,243,272)
Income tax recovery (expense)	67,500	(100,861)	—	(100,861)

Net loss and comprehensive loss for the year	(2,714,936)	$3,093,770	(22,302,095)	($12,344,133)

Basic income (loss) and comprehensive income (loss) per share for the period	(0.05)	0.08	($0.47)	($0.32)

Diluted loss and comprehensive loss per share for the period	(0.05)	—	($0.47)	($0.32)

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED

(expressed in U.S. dollars)

	For the three months ended		For the twelve months ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
OPERATING ACTIVITIES
Loss and comprehensive loss for the year	($2,714,936)	$3,093,770	($22,302,095)	($12,344,133)

Items not affecting cash
Depreciation of property and equipment	971,446	640,432	3,368,165	2,142,633
Amortization of intangible assets	88,745	284,191	335,428	1,150,626
Stock-based compensation	686,187	395,306	2,543,984	1,316,683
Imputed interest on convertible debentures	—	112,335	169,056	433,292
Warrants revaluation adjustment	(444,995)	(3,389,066)	15,015,472	8,558,323
Write-down of equipment	—	—	25,488	—
Write-down of inventory	—	—	31,285	57,540
Gain on investment	—	—	(25,000)	(25,000)

	(1,413,553)	1,136,968	(838,217)	1,289,964
Changes in non-cash working capital
Increase in accounts receivable	(2,632,136)	(1,160,376)	(4,445,141)	(2,038,172)
(Increase) decrease in inventories	(165,104)	161,195	(2,163,403)	(604,700)
Decrease (increase) in prepaid expenses and other assets	109,296	3,658	(9,315)	55,149
Increase (decrease) in accounts payable	2,465,369	(1,059,141)	3,670,558	839,696
(Decrease) increase in deferred revenue	(439,956)	262,083	(216,240)	263,336

Net change in non-cash working capital balances related to operations	(662,531)	(1,792,581)	(3,163,541)	(1,484,691)

Decrease in long-term deferred revenue	(342,228)	(316,902)	(1,300,000)	(1,325,602)

Cash used in operating activities	(2,418,312)	(972,515)	(5,301,758)	(1,520,329)

INVESTING ACTIVITIES
Purchase of property and equipment	(1,958,312)	(1,592,361)	(6,424,498)	(6,511,829)
Purchase of intangible assets	(39,853)	—	(2,517,267)	—
Disposal of property and equipment	161,403	185,666	387,673	275,521
Redemption of long-term investment	—	—	25,000	25,000

Cash used in investing activities	(1,836,762)	(1,406,695)	(8,529,092)	(6,211,308)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	104,687,500	—	162,544,000	40,336,250
Transaction costs paid relating to issuance of common shares	(5,044,103)	—	(8,225,673)	(3,389,352)
Repayable government assistance	(49,389)	(53,726)	(203,507)	(191,068)
Proceeds from exercise of options	85,677	10,209	2,484,553	87,492
Proceeds from exercise of warrants	—	202,895	621,912	202,895

Cash provided by financing activities	99,679,685	159,378	157,221,285	37,046,217

Net increase in cash and cash equivalents	95,424,611	(2,219,832)	143,390,435	29,314,580
Net foreign exchange difference	(8,437)	(4,011)	(14,834)	5,993
Cash and cash equivalents at beginning of year	86,913,608	41,178,024	38,954,181	9,633,608

Cash and cash equivalents at end of year	$182,329,782	$38,954,181	$182,329,782	$38,954,181